August 27, 2007

Mail Stop 4561

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re: Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879

Re: Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879

Ladies and Gentlemen:

     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”).

     This letter also responds to the August 6, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. The responses of the Registrant and each of the Co-Registrants are set forth below.

     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s and each of the Co-Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via messenger 3 copies of this response, as well as 3 copies of Amendment No. 5 marked, to show changes to Amendment No. 4 to the Registration Statement filed on July 23, 2007, to Karen J. Garnett, Assistant Director.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

Risk Factors.

The structure of the Trust and Funds involves complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available, page 29

1.     Please expand this risk factor to disclose that counsel is unable to give an unqualified opinion on the tax treatment of each Fund.

Response:

We have revised the Registration Statement accordingly. Please see page 30 of the Registration Statement.

Break Even Analysis, page 33

2.     We note that you have revised the line item for redemption fees to show that amount as $0, based on the assumption that investors will hold their units for more than one year. Please revise to restore the previous disclosure, which reflected the redemption fee at the bottom of the table. Including the fee amount in the table more effectively highlights the impact of early redemption to investors. We do not object to clarifying disclosure in the footnotes, as provided in previous amendments to your registration statement.

Response:

We have revised the Registration Statement accordingly. Please see pages 34 and 35 of the Registration Statement.

Capsule Performance of the Private Account, page 50

3.     In response to our comment letter dated September 22, 2006, you omitted from amendment no. 1 performance information about the private account. Please tell us why you have restored the performance information in the currently amendment. Tell us why it is appropriate to include this performance information since the Managing Owner does not operate the private account in question, but instead “provides commodity trading advice.”

Response:

We are required to disclose this information pursuant to NFA Rules and CFTC Regulations.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

4.     Please tell us why you have omitted the disclosure regarding the Canadian Public Fund from this amendment.

Response:

As discussed on our telephone conference on August 24, 2007, we believe the existing disclosure supplies sufficient narrative. No further quantitative or qualitative disclosure as to the Canadian Public Fund need be included. Thank you for taking the time to resolve this with us on August 24, 2007.

Financial Statements

5.     Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response:

We have included financial statements for the second quarter of 2007 in accompanying Amendment No. 5 to the Registration Statement.

Brookshire Raw Materials (U.S.) Trust, including the Funds

Report of Independent Registered Public Accounting Firm, page F-11

6.     Please have the accountants sign their report in accordance with Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

Response:

The accountants’ report in the accompanying Amendment No. 5 to the Registration Statement has been signed.

Statement of Financial Condition, page F-3

7.     We have read and considered your response to comment 5. Since each Fund is treated as a separate registrant and, accordingly, the financial information of each Fund is reported on a disaggregated basis, please have your accountants explain to us their basis for not referring to each Fund in their report.

Response:

SF Partnership, LLP (“SF”) reported on the financial information of the Trust which in itself includes the disaggregated information of the individual funds. SF has reviewed similar filings and has agreed to issue its report with a reference to

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

each fund in the Trust in the first and third paragraph of its report. See page F-19, first and third paragraphs.

8.     For future Exchange Act reporting, please confirm that you will treat each Fund as a separate registrant.

Response:

We confirm that each Fund will be treated as a separate registrant for future Exchange Act reporting following the effectiveness to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-29

9.     Please have the accountants sign their report in accordance with Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

Response:

The accountants’ report in the accompanying Amendment No. 5 to the Registration Statement has been signed.

Note 2 Summary of Significant Accounting Policies

a) Investment in Trusts page F-34

10.     We have read your response to comment 10 relating to your accounting policy for your investment in the public and private Trusts and note that you plan to account for them at cost. Please further expand your disclosure to clarify the GAAP literature that supports your treatment for these investments at cost.

Response:

As requested, the accounting policy for the investment in the Public Trust has been revised. The Public Trust is now consolidated with the financial statements of the Managing Owner, based on the fact that the Managing Owner currently owns 100% of the units of the Public Trust, prior to it becoming operational. Investment in other trusts, if any, will be accounted for using the equity method. The accounting policy note has been revised accordingly.

The Managing Owner has no interest in any units of the Private Trust and as such does not control nor have any investment in the Private Trust. Therefore no consolidation of the Private Trust is required and, accordingly, no investment in the Private Trust is reflected in the applicable financial statements.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

d) Foreign Currency Transactions, page F-35

     11.     We were unable to locate the revision indicated in your response to comment 11, and note that your disclosure continues to state that translation gains and losses are included in income which is not consistent with SFAS 52. We reissue our prior comment.

Response:

Note 2(e) on page F-31 has been revised accordingly. The disclosure is consistent with the recommendations of SFAS 52 paragraph 15 which states the following:

FAS 52: Foreign Currency Translation FAS52, Par. 15

15. Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that generally shall be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally shall be included in determining net income for the period in which the transaction is settled. The exceptions to this requirement for inclusion in net income of transaction gains and losses are set forth in paragraph 20 and pertain to certain intercompany transactions and to transactions that are designated as, and effective as, economic hedges of net investments.

Note 4 Receivables from Trusts, page F-16

     12.     We have read and considered your response to comment 12. We are unable to agree with your conclusion that it is not necessary to include the balance sheet of the Private Trust. We noted the receivable from the Private Trust is still significant as of March 31, 2007 and it does not appear that your affiliation with the Private Trust has changed. Please include the audited balance sheet of the Private Trust.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

Response:

With respect to the Managing Owner’s receivable from the Public Trust, this receivable was eliminated upon the consolidation of the Public Trust with the Managing Owner under generally accepted accounting principles. See response to Comment 10.

With respect to the Managing Owner’s receivable from the Private Trust, we continue to respectfully disagree with the Staff’s view as to the appropriateness of including the Private Trust financial statements in the public offering documents for the Trust:

• The Private Trust is a completely separate entity removed in all respects from the Trust and its underlying Funds offered in the applicable registration statement under review (we note for example, that the auditors are completely different). Accordingly, it would be misleading to include the Private Trust’s financial statements in the current offering.

• We also respectfully note that, upon commencement of trading, the publicly offered funds that are the subject of the instant Registration Statement will be much larger in aggregate amount than the Private Trust. Accordingly, the income generated by the publicly offered vehicle will be greater and, therefore, any dependence upon the Private Trust on account of the receivable discussed in this comment would be greatly diminished.

Nevertheless, we have included the financial statements of the Private Trust and its Confidential Private Placement Memorandum (the “PPM”) in the courtesy copies transmitted herewith. These financial statements and PPM are provided for the Staff’s use in its review and not for inclusion in the Registration Statements. It is our hope that the provision of these financial statements and PPM on this basis will serve to demonstrate the inappropriateness of the financial statement’s inclusion in the public offering. Both the audited financial statements and the PPM of the Private Trust have been filed with the NFA. Please note the following in connection with the Private Trust financial statements and the amount of the receivable owing to the Managing Owner from the Private Trust:

The amount of the receivable was $304,576 as of December 31, 2006 and $278,817 as of June 30, 2007.

The receivable from the Private Trust relates to those expenses incurred by the Managing Owner in connection with operating and offering the Private Trust and each of it’s Funds and the offering of units of the Private Trust (the “O&O Expenses”), as described on pages 10, 11 and 44 of the Private Trust’s PPM. The O&O Expenses amounted to $449,370 and were paid by the Managing Owner. As disclosed on page 44 of the PPM, the O&O Expenses were subject

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

to reimbursement by the Private Trust as follows: (i) 20% of the O&O Expenses were paid immediately upon the close of the Initial Offering Period; and (ii) the remaining balance of 80% of the O&O Expenses will be amortized and paid in 24 equal monthly installments from the Private Trust, prorated across each Fund in proportion to the Net Nominal Asset Value of each Fund within the Private Trust.

When the Private Trust’s Initial Offering Period closed on September 6, 2006, the Private Trust paid 20% of the O&O Expenses to the Managing Owner, amounting to $89,874 (see (A) below) and paid and accrued additional amounts totaling $55,155 (see (B)) and $12,831 (see (C)) respectively for the four months from September to December 2006.

During 2006, upon the request of the Private Trust unit holders, the Managing Owner amended the reimbursement formula for the O&O Expenses to a 10% payment upon close of the Initial Offering Period and amortizing the remaining balance of 90% of the O&O Expenses over 24 months. As a result of this amendment and recalculation of reimbursement, which was communicated to all unitholders of the Private Trust, the Managing Owner had received excess reimbursement of $52,620 (see (D)) as of December 31, 2006 and agreed to repay this excess back to the Private Trust. This amount was repaid in 2007.

The 2006 audited financial statements of the Private Trust reflected this receivable from the Managing Owner of $52,620 and disclosed the amendment of the O&O Expense reimbursement formula in Note 10 — Due from Manager. This was also reflected net receivable owing to the Managing Owner in the quarterly financial statements of the Managing Owner for the 3 months ended March 31, 2007 and the 6 months ended June 30, 2007.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

A summary of the receivable from Private Trust to the Managing Owner as of December 31, 2006 and June 30, 2007 is shown as follows:

Per Private Trust — Dec 31, 2006
Total O&O Expenses incurred		$449,370

(A) 20% paid to Managing Owner upon closing		$(89,874)
(B) Amortization of 80% balance over 2 years for period from Sept to Dec 2006 = 112 days; $449,370-$89,874= $359,496 / 730 days = $492.46 daily X 112 = $55,155	$	(55,155)
(C) Additional adjustments to O&O amortization $(12,831)
(D) Reimbursement payable of 50% of payments up to date of amendment by Managing Owner		$52,620

(A/R from Managing Owner, allocated across each Fund)
Total amortization of O&O Expenses (A)+(B)+(C)=(D)		$(105,240)

(per Private Trust F/S Dec 31, 2006 allocated across each Fund)
Per Managing Owner — Dec 31, 2006
Opening Receivable from Trust Sept 2006		$449,370
20% from Private Trust Sept 2006 per (A) above		$(89,874)
Amortization of remaining balance over 2 years from (B) above	$	(55,155)
Other immaterial adjustments		$235

Closing Receivable from Trust re O&O Expenses		$304,576

(per Managing Owner audited F/S, Dec 31, 2006)
Per Managing Owner — June 30, 2007
Opening Receivable from Trust Dec 31, 2006		$304,576
Amortization of 90% balance for 6 months to June 30, 2007 including adjustments from (C) above		$(78,379)
Reimbursement of 50% of payments per (D) above		$52,620

Closing Receivable from Trust		$278,817

(per Managing Owner F/S, June 30, 2007)

The December 31, 2006 unamortized balance of O&O Expenses of $304,576 is disclosed as a receivable from the Private Trust in the audited financial statements of the Managing Owner but is not disclosed as a payable in the audited financial statements of the Private Trust.

The Private Trust financial statements are prepared based on fund accounting principles and do not reflect the unamortized balance of O&O Expenses as assets and the equivalent corresponding payable to the Managing Owner. Disclosure in the financial statements of the unamortized O&O Expenses asset

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

and the corresponding liability to the Managing Owner would be misleading to the unitholders, since the asset does not generate any return, and the liability is payable only so long as the Private Trust is active. As disclosed on page 44 of the PPM, if the Private Trust terminates before the Managing Owner has been fully reimbursed for the O&O Expenses, the Managing Owner will not be entitled to receive any un-reimbursed portion of such expenses outstanding as of the termination date, to the extent of each Fund’s pro-rata obligations for such expenses.

In addition, the Private Trust audited financial statements only reflect those assets, liabilities and resultant operations based on the contributions from the Trust’s unitholders. The pre-operational/pre-closing assets and liabilities of the Trust (namely the O&O Expenses and the related liability to the Managing Owner) are not included in the audited financial statements. However, the amortization of the O&O Expenses is recorded as an expense in the audited financial statements. The obligation of the Private Trust to repay the O&O Expenses to the Managing Owner is disclosed in the PPM.

13.     Also, we noted the disclosure on page F-34 that the ultimate parent has agreed to fund the managing owner’s obligations. Please tell us what consideration you gave to providing the audited balance sheet of the parent.

Response:

The disclosure on page F-40 has been revised to explain that the ultimate parent has funded the Managing Owner with a sufficient amount of cash to operate, and that following effectiveness of the Registration Statement and the launch of the Trust, the Managing Owner is expected to be cash flow positive.

The ultimate parent has not entered into a guarantee or other agreement, and has no legal obligation to provide funds to the Managing Owner. It would therefore be misleading to include the financial statements of the parent, as such inclusion might incorrectly create a belief among prospective investors that they can rely upon the financial strength of the parent in making their investment decision, which would be incorrect. To reinforce this point, the accompanying Amendment No. 5 to the Registration Statement have been revised to include a risk factor expressly stating that investors cannot rely upon the parent to support the Managing Owner.

Exhibit 23.2 Consent of Independent Accountants

14.     We noted the accountants’ consent relating to the managing member refers only to the 2006 financial statements. Please have your accountants revise their consent to refer to all the financial statements covered by their audit report and included in the prospectus.

Brookshire Raw Materials (U.S.) Trust
August 27, 2007

Response:

The accountants’ consent in the accompanying Amendment No. 5 to the Registration Statement has been revised accordingly.

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 895-4229 or Richard Holbrook, also of this office, at (202) 508-8879.

Very truly yours,

/s/ Robert G. Frucht Robert G. Frucht Of Crowell & Moring, LLP

Enclosures

cc: John Marshall
Gary Sugar